SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

==============================================================================

                                SCHEDULE 13D/A*
                   Under the Securities Exchange Act of 1934

                              USA Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  902984 10 3
                                (CUSIP Number)

Charles Y. Tanabe, Esq.       Pamela S. Seymon, Esq.    Karen Randall, Esq.
Senior Vice President         Wachtell, Lipton, Rosen   Universal Studios, Inc.
and General Counsel             & Katz                  100 Universal City Plaza
Liberty Media Corporation     51 West 52nd Street       Universal City, CA 91608
Englewood, CO 80112           New York, NY 10019        (818) 777-1000
(720) 875-5400                (212) 403-1000



           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 15, 2001
            (Date of Event which Requires Filing of this Statement)

==============================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
*        Note:  This statement constitutes Amendment No. 7 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, The Seagram Company Ltd., Vivendi Universal S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 2 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 17 of a Report on Schedule 13D of Barry Diller, Amendment No. 7 of a Report on Schedule 13D of The Seagram
Company Ltd. and Universal Studios, Inc., Amendment No. 1 of a Report on
Schedule 13D of Vivendi Universal S.A., Amendment No. 13 of a Report on
Schedule 13D of BDTV INC., Amendment No. 11 of a Report on Schedule 13D of BDTV II INC., Amendment No. 8 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 7 of a Report on Schedule 13D of BDTV IV INC.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                          LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
                           THE SEAGRAM COMPANY LTD.,
                            VIVENDI UNIVERSAL S.A.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13 (d) of the Securities Exchange Act of 1934

                                 in respect of

                              USA NETWORKS, INC.

         This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), Vivendi Universal S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D") and (ix) Vivendi Universal on August 22, 2001 (the "Vivendi Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on
Schedule 13D constitutes Amendment No. 7 to the Reporting Group Schedule 13D, Amendment No. 2 to the Liberty Schedule 13D, Amendment No. 17 to the Barry Diller Schedule 13D, Amendment No. 7 to the Universal Schedule 13D, Amendment No. 1 to the Vivendi Schedule 13D, Amendment No. 13 to the BDTV Schedule 13D, Amendment No. 11 to the BDTV II Schedule 13D, Amendment No. 8 to the BDTV III
Schedule 13D and Amendment No. 7 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

         Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 4.  Purpose of the Transaction

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On July 15, 2001, the Company, Mr. Diller, Universal and Libery entered into a Letter Agreement. The Letter Agreement was entered into, in part, to permit Universal to maintain, through open market purchases, its percentage ownership in the Company. Under the Letter Agreement, the Company and Liberty consented to the increase, through open market purchases, in the beneficial ownership by Universal of the Company's equity securities, including equity securities owned, directly or indirectly, as of the date of the Letter Agreement, to up to an aggregate of 50.1%. Notwithstanding this Letter Agreement, Universal would have the right under the existing Universal/Liberty/USA agreements entered into in 1997 to increase its beneficial ownership of the Company's equity securities to 50.1% starting on February 12, 2002. In connection with such consent, Universal also waived its preemptive rights under the existing Universal/Liberty/USA agreements in connection with the proposed acquisition of a controlling interest in Expedia, Inc. by the Company (the "Proposed Acquisition").

         Under the Letter Agreement, pursuant to the Stockholders Agreement, Universal consented to the increase, through open market purchases, in the beneficial ownership by Liberty of additional equity securities of the Company in order to permit Liberty to maintain its proportionate equity interest in the Company vis-a-vis Universal in the same proportions as existed on the date of the Letter Agreement and after giving effect to any purchases of equity securities by Liberty pursuant to the exercise of its preemptive rights under the Transaction Agreements triggered by the Proposed Acquisition, but Liberty may make such open market purchases in reliance on Universal's consent only to the extent that Universal's equity interest in the Company increases during the period from the date of the Letter Agreement until February 12, 2002 as a result of open market purchases by Universal permitted under the Letter Agreement.

         Each Reporting Person reserves the right, depending on market conditions and other factors, and subject to any restrictions described in
Item 6 or contained in the agreements attached as Exhibits hereto or incorporated by reference herein, to purchase, directly or indirectly, additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Item 6 or contained in the agreements attached as Exhibits hereto or incorporated by reference herein, each Reporting Person reserves the right to sell, directly or indirectly, all or some of its shares of Common Stock.

         Except as described in Item 6 or contained in the agreements attached as Exhibits hereto or incorporated herein by reference, no Reporting Person or, to the best of its knowledge, any of its respective directors or executive officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         Except as set forth or incorporated by reference herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

         Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

         The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On July 15, 2001, the Company, Mr. Diller, Universal and Liberty entered into a Letter Agreement. The Letter Agreement was entered into, in part, to permit Universal to maintain, through open market purchases, its percentage ownership in the Company. Under the Letter Agreement, the Company and Liberty consented to the increase, through open market purchases, in the beneficial ownership by Universal of the Company's equity securities, including equity securities owned, directly or indirectly, as of the date of the Letter Agreement, to up to an aggregate of 50.1%. Notwithstanding this Letter Agreement, Universal would have the right under the existing Universal/Liberty/USA agreements entered into in 1997 to increase its beneficial ownership of the Company's equity securities to 50.1% starting on February 12, 2002. In connection with such consent, Universal also waived its preemptive rights under the existing Universal/Liberty/USA agreements in connection with the Proposed Acquisition.

         Under the Letter Agreement, pursuant to the Stockholders Agreement, Universal consented to the increase, through open market purchases, in the beneficial ownership by Liberty of additional equity securities of the Company in order to permit Liberty to maintain its proportionate equity interest in the Company vis-a-vis Universal in the same proportions as existed on the date of the Letter Agreement and after giving effect to any purchases of equity securities by Liberty pursuant to the exercise of its preemptive rights under the Transaction Agreements triggered by the Proposed Acquisition, but Liberty may make such open market purchases in reliance on Universal's consent only to the extent that Universal's equity interest in the Company increases during the period from the date of the Letter Agreement until February 12, 2002 as a result of open market purchases by Universal permitted under the Letter Agreement.

ITEM 7.  Material to be Filed as Exhibits

         The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         The following documents are filed as exhibits to this statement:

         43. Letter Agreement, dated July 15, 2001, by and among the Company, Mr. Diller, Universal and Liberty.

                                  SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 10, 2001

                                        LIBERTY MEDIA CORPORATION



                                        By:  /s/ Chris Shean
                                           ------------------------------------
                                           Name:  Chris Shean
                                           Title: Vice President and Controller



                                        BARRY DILLER

                                             /s/ Barry Diller
                                        ---------------------------------------




                                        UNIVERSAL STUDIOS, INC.



                                        By:  /s/ Howard Miller
                                           ------------------------------------
                                           Name:   Howard Miller
                                           Title:  Assistant Secretary



                                        THE SEAGRAM COMPANY LTD.



                                        By:  /s/ John R. Preston
                                           ------------------------------------
                                           Name:   John R. Preston
                                           Title:  Vice President



                                        By:  /s/ George E. Bushnell, III
                                           ------------------------------------
                                           Name:   George E. Bushnell, III
                                           Title:  Secretary



                                        VIVENDI UNIVERSAL S.A.



                                        By:  /s/ George E. Bushnell, III
                                           ------------------------------------
                                           Name:   George E. Bushnell, III
                                           Title:  Vice President

                                        BDTV INC., BDTV II INC.,
                                        BDTV III INC., BDTV IV INC.


                                        By:  /s/ Barry Diller
                                           ------------------------------------
                                           Name:   Barry Diller
                                           Title:  President

                               INDEX TO EXHIBITS

1. Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.       Press Release issued by the Company and Mr. Diller, dated
         August 25, 1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7.       First Amendment to Stockholders Agreement, dated as of
         November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures
         Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.      Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
         BDTV./*/

17.      Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.      Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of
         October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

                                                                             9
36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.      Certificate of Incorporation of BDTV IV INC./*/

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., DDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001./*/

43. Letter Agreement, dated July 15, 2001, by and among the Company, Mr. Diller, Universal and Liberty.


/*/ Previously filed.